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                    HARVEST ENERGY TRUST - NEWS RELEASE
                               (HTE.UN - TSX)

       HARVEST ENERGY TRUST ANNOUNCES C$250 MILLION BOUGHT DEAL FINANCING


CALGARY, JULY 7, 2005 (TSX: HTE.UN) - Harvest Energy Trust (TSX:HTE.UN) ("Harvest") today announces that it has entered into an agreement to sell, on a bought deal basis, 6,505,600 subscription receipts ("Subscription Receipts") at a price of $26.90 each for gross proceeds of approximately $175 million and $75 million of 6.5% convertible extendible unsecured subordinated debentures ("Debentures"), to a syndicate of underwriters led by National Bank Financial Inc.

The net proceeds of the offering will be used to reduce bank indebtedness incurred to fund the property acquisition (the "Acquisition") announced by Harvest on June 24, 2005, and for general corporate purposes. The
Acquisition and offering are expected to close on or about August 2, 2005.

Each Subscription Receipt represents the right to receive one trust unit upon closing of the Acquisition. The proceeds from the offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition. If the Acquisition closes on or before September 30th, 2005, the net proceeds will be released to Harvest and used to repay debt incurred to close the Acquisition. If the offering closes before the Acquisition closes, holders of Subscription Receipts will receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the offering and the closing of the Acquisition. If the Acquisition fails to close by September 30th, 2005, or the Acquisition is terminated at an earlier time, Harvest will return the issue proceeds and the pro rata entitlement to interest thereon to holders of Subscription Receipts.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 6.5%, a final maturity date, if extended, of December 31st, 2010, and will be convertible into trust units of Harvest at a price of $31.00 per trust unit. The initial maturity date of the Debentures will be September 30th, 2005, with an automatic extension to December 31st, 2010 upon the closing of the Acquisition. If the Acquisition does not close on or before September 30th, 2005, or if the Acquisition is terminated at any earlier time, the Debentures will mature on the initial maturity date. The Debentures will pay interest semi-annually on December 31st and June 30th, with the initial interest payment on December 31st, 2005.

The securities of Harvest have not been registered under the U.S.
Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

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PRESS RELEASE                                                  JULY 7, 2005
HARVEST ENERGY TRUST             PAGE 2 OF 2


INVESTOR & MEDIA CONTACTS:
-------------------------------------------------------------------------------
     JACOB ROORDA
      President            CORPORATE HEAD OFFICE:
                           Harvest Energy Trust
-------------------------- 2100, 330 - 5th Avenue S.W.
      DAVID RAIN           Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                           PHONE: (403) 265-1178
-------------------------- TOLL FREE: (866) 666-1178
      CINDY GRAY           Fax: (403) 265-3490
  Investor Relations &     EMAIL:   information@harvestenergy.ca
 Communications Advisor    WEBSITE:  www.harvestenergy.ca
  gray@harvestenergy.ca
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ADVISORY: Certain information regarding Harvest Energy Trust and Harvest
Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.